NESTLÉ S.A. 82-1252

DÉPARTEMENT
COMMUNICATIONS DU GROUPE

05010720

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 17 August 2005
FXP/dme

Nestlé S.A. – Today's Press Release

SUPPL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

F.X. Perroud
Vice President

Encl.

Nestlé

PRESS RELEASE

Nestlé: Strong 2005 First-Half Performance – Organic Growth, EBITA Margins and Net Profit All Up

- Strong organic growth of 5.2% (RIG 3.4%, pricing 1.8%)
- Sales in Swiss francs up 2.4%, despite negative currency impact of -1.8% and divestitures of -1.0%
- EBITA margin improvement of 10 bps, 30 bps on an underlying constant currency base
- Net profit up 32.4% (underlying EPS up 11.2%)
- Net debt fell to CHF 12.4 billion and a net debt-equity ratio of 27%, allowing start of the share buy-back program in July 2005

Peter Brabeck-Letmathe, Chairman and Chief Executive Officer of Nestlé S.A.: "Nestlé's results for the first half of 2005 are in line with our forecasts and underscore the Nestlé Model of combining a good level of organic growth with a sustainable improvement in operating performance. These results have been achieved despite continuing input cost pressures and difficult trading environments in a number of markets. As such, they demonstrate the strength and depth of Nestlé's brand portfolio around the world, as well as the effectiveness of our long-term strategy. The first half results allow us to be confident in achieving our organic growth target in 2005 as well as improving our margins in constant currencies."

Half-year figures at a glance				
			Margins	
	January-June 2005	*January-June 2004*	***January-June 2005***	*January-June 2004*
Sales	**CHF 43 474m**	CHF 42 454m		
EBITA (a)	**CHF 5 212m**	CHF 5 042m	**12.0%**	11.9%
Net profit (a)(b)	**CHF 3 683m**	CHF 2 782m	**8.5%**	6.6%
EPS (a)(c)	**CHF 9.48**	CHF 7.16		
Operating cash flow	**CHF 3 369m**	CHF 3 347m		
Real internal growth	**3.4%**	2.8%		
Organic growth	**5.2%**	4.6%		

(a) 2004 restated following first application of IFRS 2 Share-based Payments

(b) Profit for the period attributable to the Group

(c) Based on the profit for the period attributable to the Group

./.

Vevey, August 17, 2005 – During the first half of 2005, the Nestlé Group's consolidated sales grew to CHF 43 474 million, an increase of 2.4% over January-June 2004, despite the negative impacts of currencies of -1.8% and divestitures, net of acquisitions, of -1%. The key growth driver was organic growth of 5.2%. This was within the Nestlé long-term trend target of 5-6% and comprised 3.4% real internal growth (RIG) and 1.8% pricing.

The trading environment has continued to be challenging throughout the first half of the year. Raw and packaging material costs have remained volatile, with some reaching recent highs, and consumer demand has remained fragile in some European countries.

Sales performance

Zone Europe achieved an improvement in organic growth to 1.5%, compared to the corresponding period in 2004. That improvement was the result of a better performance in Western Europe and, in particular, from the European PetCare business, Great Britain, the Iberian region and a number of the smaller markets. France, Germany as well as Italy remained difficult, even though there were signs of improvement. Organic growth in Eastern Europe amounted to 6.2%. The EBITA margin for the Zone decreased from 11.3% to 10.8%, as the Zone continued to focus on defending or improving its market share positions.

Zone Americas had a very good start to the year, with organic growth of 7.2%. There were excellent performances across North America, especially in the Nestlé Prepared Foods Company, as well as in the recently acquired businesses such as Nestlé Purina PetCare Company and Dreyer's Grand Ice Cream Holdings. Canada and the two key Latin American markets, Brazil and Mexico, delivered strong real internal growth. The EBITA margin for the Zone increased from 12.8% to 13.6%, with the USA particularly strong.

Zone Asia, Oceania and Africa achieved organic growth of 6.0% in the first half of the year. Growth in Greater China was held back by a large-scale product exchange due to a local regulatory compliance issue, which reduced consumer demand across all Nestlé-branded product categories in that market. The situation has been addressed and a recovery plan implemented to rebuild consumer confidence and demand during the second half. Japan, Africa and the Philippines, which started the year slowly, are accelerating. There were good performances from a number of Asian markets, as well as the Middle East. The EBITA margin for the Zone fell from 17.8% to 15.9%, reflecting the costs of the product exchange in China, a tough competitive environment for soluble coffee in Japan and higher raw material costs, especially milk.

Nestlé Waters achieved organic growth of 5.9%. The North American business continued its recent trend of very strong growth, whilst the European business recovered from the poor growth levels in 2004. There was good growth also in the emerging market businesses. The EBITA margin for Nestlé Waters decreased from 9.4% to 8.2%, as a result of a substantial increase in the price of PET and a very competitive global trading environment.

In "Other activities", there were excellent performances from Alcon and Nespresso in particular. Organic growth was 10.2%, whilst the EBITA margin increased 410 basis points to 26.8%.

./.

√ Among the product categories Beverages grew organically 6.4%, Milk products, Nutrition and Ice cream 5.2% and PetCare 5.3%. Pharmaceutical products delivered 9.2% organic growth. Prepared dishes and cooking aids was slightly slower at 3.8%, whilst the Chocolate, confectionery and biscuits product group did well in general, but is still suffering in Russia. Both the Prepared dishes and cooking aids and Chocolate, confectionery and biscuits product groups improved their margins by over 100 basis points, whilst Pharmaceutical products increased by 190 basis points. PetCare achieved a 30 basis point improvement, whilst the margins of the Beverages and Milk products, Nutrition and Ice cream product groups decreased by over 100 basis points, reflecting higher input costs in particular PET and milk, as well as the product exchange in China.

Sales and EBITA margins by management responsibilities and geographic areas

	Jan.-June 2005	*Jan.-June 2004*	***Jan.-June 2005***	***Jan.-June 2005***	*Jan.-June 2004 (a)*
	Sales in CHF millions		**Organic growth (%)**	**EBITA margins (%)**	**EBITA margins (%)**
Food					
• Europe	**14 349**	13 999	**+1.5**	**10.8**	11.3
• Americas	**13 447**	13 058	**+ 7.2**	**13.6**	12.8
• Asia, Oceania and Africa	**7 387**	7 181	**+ 6.0**	**15.9**	17.8
Nestlé Waters	**4 280**	4 128	**+ 5.9**	**8.2**	9.4
Other activities *(b)*	**4 011**	4 088	**+ 10.2**	**26.8**	22.7
Group Totals	**43 474**	42 454	**+ 5.2**	**12.0**	11.9

(a) 2004 restated following first application of IFRS 2 Share-based Payments

(b) Mainly Pharmaceutical products and Joint Ventures managed on a worldwide basis. 2004 comparatives include Eismann

All calculations based on non-rounded figures

Sales and EBITA margins by product groups

	Jan.-June 2005	*Jan.-June 2004*	***Jan.-June 2005***	***Jan.-June 2005***	*Jan.-June 2004 (a)*
	Sales in CHF millions		**Organic growth (%)**	**EBITA margins (%)**	**EBITA margins (%)**
Beverages	**11 299**	10 847	**+ 6.4**	**17.0**	18.4
Milk Products, Nutrition and Ice Cream	**12 023**	11 647	**+ 5.2**	**9.6**	10.7
Prepared Dishes and Cooking Aids	**7 737**	7 863	**+ 3.8**	**12.4**	10.9
Chocolate, Confectionery and Biscuits	**4 511**	4 486	**+ 2.0**	**7.8**	6.6
PetCare	**4 982**	4 865	**+ 5.3**	**14.1**	13.8
Pharmaceutical Products	**2 922**	2 746	**+ 9.2**	**30.4**	28.5
Group Totals	**43 474**	42 454	**+ 5.2**	**12.0**	11.9

(a) 2004 restated following first application of IFRS 2 Share-based Payments

All calculations based on non-rounded figures

Profit performance

The Group's EBITA (Earnings Before Interest, Taxes and Amortization of Goodwill) increased 3.4% to CHF 5.2 billion, whilst the reported EBITA margin improved 10 basis points to 12.0% of sales. The EBITA figure has been restated for 2004 following the retrospective application of new International Financial Reporting Standards (IFRS) adopted as from January 1, 2005. On a comparable share-based payment cost, EBITA increased 4.2%, and the EBITA margin improved by 30 basis points in constant currencies.

Net profit (Profit for the period attributable to the Group) increased 32.4% to CHF 3.7 billion to give a net profit margin of 8.5% of sales, an increase of 190 basis points. Earnings per share grew 32.4% to CHF 9.48. The 2005 net profit is not comparable to 2004 mainly due to the new accounting treatment of goodwill as from January 1, 2005 following the adoption of IFRS 3 (business combinations). The underlying earnings per share increased 11.2% to CHF 9.95.

Financial position

Nestlé delivered strong cash flow from operations of CHF 3.4 billion, an increase of 0.7% over the first half of 2004, whilst free cash flow increased 5.3%. Net indebtedness fell from CHF 15.4 billion at the end of June 2004 to CHF 12.4 billion at the end of June 2005. The ratio of net debt to equity fell from 40% at the end of June 2004 to 27% at the end of June 2005.

The Share buy-back program, announced in February, began in July, with the intention to buy back shares to a value of up to one billion Swiss francs during the second half of the year. By early August, Nestlé had acquired 585,000 shares at a cost of CHF 196 million.

Outlook

Trading conditions will continue to be challenging in a number of markets, whilst commodity costs and currencies are likely to remain volatile. Despite this difficult environment, the Group's operating efficiency plans, "Operation Excellence 2007" and "FitNes" are on track to deliver their combined gross savings target of CHF1.2 billion for the year, necessary to offset the input cost pressures. Nestlé is therefore well placed to achieve its organic growth target and a further margin improvement in constant currencies.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

All the services/events below are available in English via the Nestlé Group's Internet site:

http://www.nestle.com/Media_Center/Events/Main_Event/Main+Event.htm

The 2005 Half-Year Financials are available at:

http://www.ir.nestle.com/Stock_Financials/Financial_Statements/Half_Year/2005_HalfYear/2005HYR.htm

TELECONFERENCE:

0830 (Swiss) / 0730 (UK) 0230 (ET): Investors' Conference Call Live Audio Broadcast.
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Replay numbers (available from approx. one hour after the call ends):

UK / Europe: +44 (0) 20 8515 2499 access code: 668660#
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This will be **available as for 30 days**.

Should you have any technical difficulties connecting to the conference calls, please contact **A. Palmer at the MacMaster Company,**

Tel. +44 (0)207 670 7452

You can follow the **Investors' Conference call in audio with synchronized presentation** at

http://clients.world-television.com/nestle_q205/

You can also **download the PowerPoint presentation that will accompany the conference call** from 0730 (Swiss) at:

www.ir.nestle.com